Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

JCorriero@stradley.com

215.564.8528

January 27, 2017

Via EDGAR Transmission

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETFis Series Trust I (the “Trust”)
File Nos. 333-187668 and 811-22819

Dear Ms. Dubey:

On December 13, 2016, you provided initial comments to Post-Effective Amendment No. 100, Amendment No. 101, to the Trust’s Registration Statement, which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on November 21, 2016, with respect to the InfraCap REIT Preferred ETF series of the Trust (the “Fund”). On December 21, 2016, we filed correspondence responding to those comments (the “Initial Response Letter”). On December 22, 2016, you provided additional comments in response to the Initial Response Letter and, therefore, I am writing to respond to those additional comments. I have reproduced your comments below, followed by our responses.

Prospectus

1.	In the second paragraph under “MANAGEMENT OF THE FUND – INVESTMENT ADVISER” in the Fund’s prospectus, add disclosure that the Adviser will oversee the Sub-Adviser’s compliance with the terms and conditions of the ETF exemptive order issued to the Adviser and the Trust.

RESPONSE: The requested disclosure will be added to the Fund’s prospectus.

2.	In the principal investment strategies section of the Fund’s prospectus, consider using a term other than “Concentration” when describing the criteria for inclusion of a security in the Fund’s underlying index (the “Underlying Index”).

RESPONSE: The relevant disclosure will be revised as follows (new language is underlined):

•	~~Concentration~~Constituent Weightings: No single issuer will exceed 10% of its representation in the Underlying Index. No REIT sub-sector will exceed 30% of the Underlying Index, upon rebalance, with the exception of the Diversified REIT sub-sector, which will not exceed 35%.

3.	The current index methodology disclosure in the principal investment strategies section of the Fund’s prospectus provides that “[t]he foregoing criteria are subject to certain additional proprietary conditions, limitations and exceptions.” Supplementally explain what this means, as no other conditions, limitations and/or exceptions were apparent in the white paper for the Underlying Index provided with the Initial Response Letter (the “White Paper”).

RESPONSE: The referenced sentence will be removed from the Fund’s prospectus, as there are no other conditions, limitations and/or exceptions that should be noted.

4.	The principal investment strategies section of the Fund’s prospectus includes disclosure that “[t]he Underlying Index is expected to be concentrated in the real estate industry.” Please revise this disclosure to specify that the Underlying Index is concentrated in the real estate industry as of a specific date.

RESPONSE: The relevant sentence will be revised as follows (new language is underlined):

As of the date of this prospectus, the Underlying Index is concentrated in the real estate industry.

STATEMENT OF ADDITIONAL INFORMATION

5.	You response to Comment 15 in the Initial Response Letter provided that Infrastructure Capital Advisors, LLC, the Fund’s sub-adviser (the “Sub-Adviser”), co-developed and co-sponsored the Underlying Index, but that Indxx, LLC, a third-party index provider, is responsible for calculating, maintaining and rebalancing the Underlying Index. Please supplementally describe the Sub-Adviser’s current and previous role with respect to the Underlying Index. In addition, please add disclosure to the “INVESTMENT LIMITATIONS” section of the Fund’s statement of additional information noting the existence of a firewall between the index compilers and the portfolio management staff of the Fund.

RESPONSE: We understand that the Sub-Adviser was involved in the initial development of the Underlying Index, but has no ownership interest in, or control over, the Underlying Index, nor is the Sub-Adviser involved in the calculation, maintenance or rebalancing of the Underlying Index. Indxx, an unaffiliated third-party index provider, maintains all ownership in and control over the Underlying Index, which includes the right to license the Underlying Index to other parties. Indxx also solely owns and is solely responsible for the methodology for the Underlying Index, and solely maintains the website for the Underlying Index. The Sub-Adviser has licensed the use of the name “InfraCap” in the Underlying Index to Indxx at no cost, and the Sub-Advisor receives no other compensation from Indxx (including in the event that Indxx licenses the Underlying Index to another party). Because Indxx is not affiliated with the Trust, Fund, Adviser or Sub-Adviser, and because the Sub-Adviser does not compile, create, sponsor or maintain the Underlying Index or its methodology, we believe that the Fund is not a “self-indexing fund,” as defined pursuant to the exemptive relief on which it relies to operate as an ETF. We believe that prior Fund counsel was acting out of an abundance of caution in disclosing the Sub-Adviser as a co-sponsor of the Underlying Index, and thus disclosing the Underlying Index as a self-index. In our discussions with the Staff last year in connection with another registrant, the Staff confirmed to us that the inclusion of an investment adviser’s name in an index that is otherwise owned, compiled and maintained by an unaffiliated third party does not cause the index to be a self-index. Accordingly, we propose to remove from the Fund’s prospectus and SAI any disclosure related to the Underlying Index being a self-index, including removing any statements that the Sub-Adviser “co-sponsored” the Underlying Index.

ADDITIONAL COMMENTS

6.	Supplementally confirm that any rebalancing of the Underlying Index follows the same process as the initial creation of the Underlying Index noted in the White Paper.

RESPONSE: The Trust confirms that the initial creation and subsequent rebalancings of the Underlying Index are subject to the same process as noted in the White Paper.

7.	The White Paper provides that “[t]he Index Committee reserves the right to use qualitative judgment to include, exclude, adjust, or postpone the inclusion of a stock.” Supplementally confirm whether this is the normal process or when and how this discretion is anticipated to be used. In addition, what are the factors considered when utilizing this discretion (i.e., is there some reason why the methodology rules would be ignored)?

RESPONSE: As noted in response to Comment 5, the Fund is not a self-indexing fund and, therefore, the methodology of the Underlying Index is not required to be strictly rules-based.

* * *

Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero

Joel D. Corriero

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